FORM 4

                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

         Holzman,        Richard
         (Last)          (First)   (Middle)

         8844 Muirfield Drive
         (Street)

         Naples              FL         34109
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Dataram Corporation  DRAM - NASDAQ

3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)

          Not furnished

4.  Statement for Month/Year

            September 18, 2002

5.  If Amendment, Date of Original (Month/Day/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [X] Director                    [ ] 10% Owner

     [ ] Officer (give title below)  [ ] Other (Specify below)


     _____________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
5(b)(v)



     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned       Direct(D)   Indirect
                      2. Trans-     _________  ___________________  Following   or Indirect Beneficial
1. Title of           Transaction                    (A) or         Trans.      (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock,                                                       20,380        D
$1.00 Par Value













Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                9.
                                                                                                Number
                                               5. Number                7. Title                of
                                               of Deriv-   6. Date      and Amount              Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-               ative   ership
                                               urities     & Expiration lying Sec-              Secur-  Form of    11.
                                               Acquired    Date         urities (In-            ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)    8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________  Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount  of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or      Deriv-   at End  or In-     ficial
Derivative    Price of   Date                  4 and 5)   Date    Expir-       Number  ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of      Security Month   (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares  (Instr.  (Instr.  4)       (Instr.
                                                                                        5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______  ________ _______ _________ _______



Options         $2.8125                                            11/18/02                     12,500    D
Options         $7.98                                     11/26/02 11/26/11                      8,000    D
Options         $2.99     9/18/02    A        8,000        9/18/03  9/18/12     8,000     *      8,000    D
                                                                                                 _____
                                                                                                28,500

Explanation of Responses:
___________________
*   Director's options.


                           RICHARD HOLZMAN              September 19, 2002
                          __________________________    ________________
                           Richard Holzman
                           **Signature of Reporting           Date
                           Person

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
  U.S.C. 78ff(a).